May 29, 2026

Valerie Bille
Chief Financial Officer
Southern California Gas Company
555 West 5th Street
Los Angeles, California 90013

        Re: Southern California Gas Company
            Preliminary Proxy
            Filed May 4, 2026
            File No. 001-01402
Dear Valerie Bille:
       We have reviewed your filing and have the following comment.
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy filed on May 4, 2026
General

1. Please provide us with your analysis as to the applicability of Rule 13e-3 to your proposal to amend and restate your restated articles of incorporation to retire all outstanding shares of preferred stock and Series A preferred, and other related changes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Morris at 202-551-3314 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation